Management’s Discussion & Analysis
For the three and six months ended August 31, 2016

September 22, 2016

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 29, 2016 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended August 31, 2016, the Company reported gross sales of $3.2 million and net loss of $147,924 as compared to gross sales of $3.9 million and net loss of $12,786 in the corresponding quarter of the prior year.

For the quarter ended August 31, 2016, the Company’s margin percentage decreased to 33.7% from 38.2% for the same period in 2015 as a result of a shift in product mix.

Results of Operations

Revenue
	Quarter ended	Quarter ended
	August 31, 2016	August 31, 2015	Change
Gross Revenue	$3,227,155	$3,888,224	$(661,069)
Discounts, Allowances and Rebates	(260,757)	(111,749)	(149,008)
Net Revenue	$2,966,398	$3,776,475	$(810,077)

Gross revenue for the quarter ended August 31, 2016 was $3,227,155 compared to $3,888,224 for the same period of the previous year, representing a decrease of $661,069 or 17.0% due to a reduction of co-pack volume which was partially offset by an increase in the company’s branded beverage sales.

Discounts, rebates and slotting fees for the quarter ended August 31, 2016 increased by $149,008 compared to the same period of the prior year as a result of significant new listing fees and promotion for the company’s branded beverage products.

	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	Change
Gross Revenue	$6,260,877	$7,071,009	$(810,132)
Discounts, Allowances and Rebates	(440,769)	(198,804)	(241,965)
Net Revenue	$5,820,108	$6,872,205	$(1,052,097)

Gross revenue for the six months ended August 31, 2016 was $6,260,877 compared to $7,071,009 for the same period of the previous year, representing a decrease of $810,132 or 11.5% due to a reduction of co-pack volume which was partially offset by increase in the company’s branded beverage sales.

Discounts, rebates and slotting fees for the six months ended August 31, 2016 increased by $241,965 compared to the same period of the prior year as a result of significant new listing fees and promotion for the company’s branded beverage products.

Cost of Sales
	Quarter ended	Quarter ended
	August 31, 2016	August 31, 2015	Change
Cost of Sales	$1,966,771	$2,333,201	$(366,430)

Cost of sales for the quarter ended August 31, 2016 were $1,966,771 compared to $2,333,201 for the same period of the previous year, representing a decrease of $366,430 or 15.7% .

	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	Change
Cost of Sales	$3,715,751	$4,465,911	$(750,160)

Cost of sales for the six months ended August 31, 2016 were $3,715,751 compared to $4,465,911 for the same period of the previous year, representing an decrease of $750,160 or 16.8% .

Margin

	Quarter ended	Quarter ended
	August 31, 2016	August 31, 2015	Change
Margin	$999,627	$1,443,274	$(443,647)
Margin percentage	33.7%	38.2%	(4.5%	)

Margin for the quarter ended August 31, 2016 was $999,627 compared to $1,443,274 for the same quarter of the previous year. The margin percentage of 33.7% for the quarter ended August 31, 2016 represents 4.5% decrease from the prior comparative year.

	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	Change
Margin	$2,104,357	$2,406,294	$(301,937)
Margin percentage	36.2%	35.0%	1.2%

Margin for the six months ended August 31, 2016 was $2,104,357 compared to $2,406,294 for the same period of the previous year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended August 31, 2016 decreased by $303,122 or 23.7% from $1,277,449 in the same quarter of the prior year to $974,327. This decrease was the result of cost cutting measures implemented throughout much of 2015.

Summary of Quarterly Results

	August 31 (Q2)		May 31 (Q1)		February 29/28 (Q4)		November 30(Q3)
	2016	2015	2016	2015	2016	2015	2015	2014
Net sales / operating revenue	$2,966,398	$3,776,475	$2,853,710	$3,095,730	$1,917,035	$2,695,960	$2,221,964	$2,849,286
Net income (loss)	$ (147,924)	$ (12,786)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)	$ (385,054)	$ (77,812)
Net income (loss) per share	$ (0.05)	$ (0.00)	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)	$ (0.13)	$ (0.03)
Net income (loss) per share, diluted	$ (0.05)	$ (0.00)	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)	$ (0.13)	$ (0.03)

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income (Loss) before Stock Based Compensation Expense is as follows:

	August 31 (Q2)		May 31 (Q1)		February 29/28 (Q4)		November 30 (Q3)
	2016	2015	2016	2015	2016	2015	2015	2014
Net income (loss)	$(147,924)	$ (12,786)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)	$ (385,054)	$ (77,812)
Stock based compensation	-	83,880	-	-	-	32,571	-	2,125
Net income (loss) before stock based compensation	$(147,924)	$ 71,094	$ 294,875	$ (410,771)	$ (494,673)	$ (146,699)	$ (385,054)	$ (75,687)

Other Information

EBITDAS	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
Net income (loss)	$(147,924)	$(12,786)	$$146,951	$(423,557)
Interest, net	-	(1,134)	-	(3,599)
Depreciation and amortization	171,846	172,030	342,099	342,499
Stock based compensation expense	-	83,880	-	83,880
Income taxes	(37,337)	-	(10,178)	(64,939)
EBITDAS	$(13,415)	$241,990	$478,872	$(65,716)

Margin	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
Net revenue	$2,966,398	$3,776,475	$5,820,108	$6,872,205
Less: cost of sales	1,966,771	(2,333,201)	3,715,751	(4,465,911)
Margin	$$999,627	$1,443,274	$$2,104,357	$2,406,294
Margin % of Net Revenue	33.7%	38.2%	36.2%	35.0%

Related Party Transactions

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$-	$-	$21,000
ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	-	-	-	132,000
iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	-	-	1,500	2,581
iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	75,000	75,000
v)	Incurred bottling services from a company related by a director in common, Ralph McRae	114,209	54,976	184,954	123,672
vi)	Purchased supplies from a company related by an officer in common, Dave Read	1,775	685	1,775	1,273

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	August 31, 2016	August 31, 2015	Change
Operating activities	$109,971	$521,777	$(411,806)
Investing activities	$(79,246)	$(214,322)	$135,076
Financing activities	$(131,915)	$(124,330)	$(7,585)

During the quarter, cash generated from operating activities decreased by $411,806 compared to the same period of the prior year. The decrease is the result of lower net income.

Cash utilized by investing activities is a result of the Company spending $68,795 on intangible assets and $10,451 on equipment for a new brand in the quarter ended August 31, 2016.

Cash utilized for financing activities was $131,915 during the quarter, representing a $7,585 decrease compared to the same period of the prior year. Cash utilized by financing activities is a result of the Company’s repurchase of 53,535 shares at a cost of $131,915.

Cash provided by (used in):	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	Change
Operating activities	$345,036	$(120,791)	$465,827
Investing activities	$204,175	$(227,111)	$431,286
Financing activities	$(139,789)	$(140,541)	$752

For the six months ended August 31, 2016, cash generated from operating activities increased by $465,827 compared to the same period of the prior year.

Cash utilized by investing activities increased by $431,286 compared to the same period of the prior year. The increase is the result of the Company selling a long-unused internet domain in first quarter.

Cash utilized for financing activities was $139,789, representing a $752 decrease compared to the same period of the prior year. The decrease in cash utilized by financing activities is a result of the Company’s repurchase of 57,425 shares during the period at a cost of $139,789.

Liquidity and Capital Resources

Net working capital has increased by 51.7% since the prior year ended February 29, 2016. As at August 31, 2016, the Company has net working capital of $724,086 ($477,354 at February 29, 2016). In addition, at August 31, 2016 the Company had $392,200 ($315,700 at February 29, 2016) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2016 this credit facility was not utilized.

Total Net Working Capital	Aug 31, 2016	February 29, 2016
Total Current Assets	$2,270,352	$1,992,072
Less: Total Current Liabilities	(1,546,266)	(1,514,718)
Total Net Working Capital	$724,086	$477,354

Considering the positive net working capital position, including the cash on hand at August 31, 2016, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of August 31, 2016:

Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$ 2,446,217	$ 513,031	$ 1,047,174	$ 697,714	$ 188,298
Purchase obligations	140,615	80,010	40,970	19,635	-
Total	$ 2,586,832	$ 539,041	$ 1,088,144	$ 717,349	$ 188,298

Proposed Transactions

The major gains in the Company's branded business have for the past several years been overshadowed by the relentless decline in volumes of the Company's principal co-pack customer. As a result, the Company has decided to exit the co-pack business to focus its efforts and resources where they can deliver the growth and returns the shareholders expect and deserve. The Company will wind down operations at its hot fill bottling plant over the next few months in connection with the previously scheduled expiration of the current co-pack agreement. This will likely result in a non-cash write down of certain assets as well as incurring associated termination costs in the current fiscal year. This transition may have a material adverse impact on the Company's reported results, which the Company is intently focused on minimizing in both magnitude and duration.

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2016 and are included in the February 29, 2016 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at August 31, 2016 the Company is exposed to credit risk through the following assets:

	August 31, 2016	February 29, 2016
Trade receivables	$439,693	$297,421
Other receivables	21,388	27,156
Allowance for doubtful accounts	-	-
	$461,081	$324,577

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2016, the Company’s ten largest customers comprised approximately 95% of sales compared with 96% in the last fiscal year ended February 29, 2016. One customer comprised 72% of sales compared with 84% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at August 31, 2016, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $3,574 on net earnings for the quarter ended August 31, 2016. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at August 31, 2016, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 7 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At September 22, 2016, the Company had 2,802,412 issued and outstanding common shares, 878,000 issued and outstanding stock options, all of which were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in the current year from investment in new product development;
•	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2017;
•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.